GOLDEN HOPE MINES LIMITED

NEWS RELEASE

Golden Hope Mine provides Exploration Program Update

Toronto, ON – September 17, 2007: **GOLDEN HOPE MINES LTD. (GNH: TSX-V; GOLHF - PK)** In April 2007 a comprehensive exploration program began on the Bellechasse property. Work to date includes data compilation, trenching, surface sampling, regional and local geological mapping, and diamond drilling.

Regional Studies

The program included field checking of previous work by Golden Hope, exploration records dating from the 1950s to 1970s, academic and government mapping. All previous assumptions and interpretations were re-evaluated to establish a property wide framework for potential mineralization. This entailed a combination of field examinations and data review of the many known showings on the property, integrated with a detailed geophysical interpretation of significant structures.

The 715-claim property straddles a Lower Palaeozoic age sedimentary package that was deformed and intruded during the Taconic Orogeny and subsequently re-activated during Acadian Time. Throughout the Taconic deformation igneous bodies were emplaced and variably deformed and altered depending on their age.

The structural - stratigraphic interpretation of the area held by Golden Hope Mines indicates that the claims cover approximately 52km of a major ductile zone with extensive trans-current - transform faulting and mylonitization. This deformation is sub-vertical and there is no field evidence of major low-angle thrust faults within the property.

Mineralization with potential economic interest is hosted in zones of fracturing and brecciation in the older intrusives or other pre-existing competent rocks in structural features related to regional trans-current/transform faults.

There are several areas adjacent to the 'North Zone' regional fault that show significant brecciation. Field evidence is being collected to determine if these zones are old enough and large enough to host economically interesting mineralized vein breccia systems.

Regional prospecting has located a series of post-Taconic ultrabasic bodies with associated alteration zones that contain base and precious metals. These are being mapped geologically and geophysically. Further detailed examination including trenching, sampling and diamond drilling is planned.

Detailed Investigations

19 diamond drill holes (1771.7m) were completed in Lot 11, Range 3, Bellechasse Township. 16 holes totaling 1299.5m were completed on the Timmins Zone and three holes (472.2m) tested the nearby Timmins South Zone.

The Timmins Zone is a quartz vein breccia system hosted in an older diorite intrusive. The intrusion is larger than the historical Timmins Zone and includes the Timmins, Timmins South and the Ascot zones. The latter two zones have had little attention since the 1950s. Effectively these three zones appear to be parts of one mineralized system separated by the intrusive core, sediment roof pendants and/or fault offsets. The mineralized zones have been traced through an area measuring approximately 150 metres by 450 metres.

The Ascot Zone in Lot 10, Range 2 Bellechasse Township has been exposed by trenching along a strike length of 210m where the overburden cover is less than two metres, and channel sampling of the exposed portion will be completed shortly. Additional trenching to the west and to the east followed by diamond drilling for structure and possibly large-diameter drilling to establish grade is planned.

The 20th completed diamond drill hole - 123.4 metres - is on the Sweet Zone (located next to a maple sugar bush), Lot 46, Range 2, Panet Township. This target was selected based on its geophysical signature and proved to be an early intrusive favourable for hosting gold concentrations. A second drill hole has been collared. Results from the first drill hole are expected early in October.

A pre-Taconic extrusive complex was staked during regional evaluation. This prospect, located in lots 6 & 7, Ranges 9 & 10, Ware Township is being mapped and sampled for base and precious metals. Brecciated silicified volcanic rocks are exposed at two locations 700m apart. The work program is designed to establish continuity of the favourable rocks and the intensity of mineralization.

Update on Pembroke Zinc/Silver Project:

Certain of the Company's mineral properties located in Maine were to have been acquired pursuant to a property option agreement announced April 14, 2004. The Company has acquired the surface rights to these properties. As a result of uncertainties surrounding the ownership of the subject mineral rights, among other reasons, the option to acquire the underlying mineral rights has not been exercised. The Company is in discussions with the optionor to resolve these concerns. In addition the airborne survey commissioned by Golden Hope Mines in the spring of 2007 shows great potential for

numerous mineralized zones in the region. The Company is actively negotiating to acquire additional mineral properties in the vicinity of its Pembroke project and has mobilized a Diamond Drill contractor to test these defined targets.

The company is well financed to continue its exploration program into 2008

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information regarding Golden Hope Mines Ltd., please refer to the Company's filings available on SEDAR (Http://www.sedar.com)

Contact:
Golden Hope Mines
Louis Hoel
President
416-521-6362

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